ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

Paul Kinsella

617-951-7921

617-235-0822 fax

paul.kinsella@ropesgray.com

May 19, 2020

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Paul Fischer, Staff Attorney; Mary Beth Breslin, Legal Branch Chief

Re:	TransMedics Group, Inc.
Registration Statement on Form S-3
Filed May 6, 2020
File No. 333-238052

Ladies and Gentlemen:

On behalf of TransMedics Group, Inc. (the “Company”), we are providing the following response to the letter received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission dated May 19, 2020 regarding the above referenced registration statement (the “Registration Statement”). To assist your review, we have presented the text of the Staff’s comments in italics below.

General

1.

We note that pursuant to General Instruction I.A.3 you were not eligible to use Form S-3 on the date you filed your registration statement as you will not have been a reporting company for twelve months until June 1, 2020. Please amend your registration statement onto a Form for which you are eligible, or please withdraw your registration statement and refile it as of a date that you are eligible to use Form S-3. For further guidance, please refer to Securities Act Rule 401 and Securities Act Forms CDI 115.06.

Response to Comment 1:

We acknowledge the Staff’s comment and respectfully submit that the Company has been subject to the reporting requirements of the Exchange Act of 1934, as amended (the “Exchange Act”), for at least a full twelve months. The Company’s registration statement on Form S-1 (File No. 333-230736) related to its initial public offering of common stock (the “S-1 Registration Statement”), and its registration statement on Form 8-A (File No. 000-38891) (the “Form 8-A Remigration Statement,” and together with the S-1 Registration Statement, the “IPO Registration Statements”), each became effective on May 1, 2019, and therefore the Company has been subject to the reporting requirements of Sections 12 and 15(d) of the Exchange Act for at least twelve full calendar months. Prior to the filing of the Registration Statement, Ropes & Gray LLP, counsel to the Company, consulted with the Office of the Chief Counsel in the Division of Corporation Finance who concurred with the Company’s position that because the IPO Registration Statements became effective on May 1, 2019, the Company was subject to the Exchange Act reporting requirements for the full month of May 2019. Accordingly, the Company was eligible to file a Form S-3 as early as May 1, 2020.

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Ropes & Gray LLP

Please do not hesitate to call me at 617-951-7921 or Tara Fisher at 617-235-4824 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Paul Kinsella

cc:	Waleed Hassanein (TransMedics Group, Inc.)
Tara Fisher (Ropes & Gray LLP)